Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE QUARTER ENDED
APRIL 24, 2010

Contact:	Kevin Begley, CFO
(973) 467-2200 – Ext. 220
Kevin.Begley@Wakefern.com

Springfield, New Jersey – June 2, 2010 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the third quarter ended April 24, 2010.

Net income was $5,205,000 in the third quarter of fiscal 2010, a decrease of 17% from the third quarter of the prior year.  Net income decreased primarily due to lower same store sales and increased operating expenses as a percentage of sales.

Sales were $300,991,000 in the third quarter of fiscal 2010, an increase of 2.6% from the third quarter of the prior year.  Sales increased due to the opening of the Marmora store on May 31, 2009 and the opening of the Washington replacement store on February 21, 2010.  Same store sales declined 1.5%.  This compares to a same store sales increase in the third quarter of the prior year of 7.3%.  Same store sales declined primarily due to cannibalization from the opening of the Marmora store and reduced sales in two stores due to competitive store openings.  The deflationary trend that began in late fiscal 2009 began to diminish in the third quarter of fiscal 2010. Sales continue to be impacted by changing consumer behavior due to economic weakness which has resulted in increased coupon usage, sale item penetration and trading down.  The Company expects same store sales for all of fiscal 2010 to range from -1% to 0%, excluding the impact of the fifty-third week in fiscal 2010.

Gross profit as a percentage of sales increased to 27.4% in the third quarter of fiscal 2010 compared to 27.3% in the third quarter of the prior year primarily due to improved product mix, higher patronage dividends and lower LIFO charges.  These improvements were partially offset by lower departmental gross margin percentages and increased warehouse assessment charges from Wakefern.

Operating and administrative expense increased to 22.8% of sales in the third quarter of fiscal 2010 compared to 22.3% of sales in the third quarter of the prior year primarily due to increased fringe benefit and snow removal costs, and the loss of operating leverage from the 1.5% same store sales decline in the current year.  Fringe benefit cost increased primarily due to increased medical, worker’s compensation insurance and pension costs.

Net income was $16,484,000 in the nine-month period of fiscal 2010, a decrease of 20% from the prior year.  Sales for the nine-month period of fiscal 2010 were $919,085,000, an increase of 2.4% from the prior year.  Same store sales decreased .9%.

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law.  The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements.  The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(in Thousands Except Per Share Amounts)(Unaudited)

	13 Wks. Ended	13 Wks. Ended	39 Wks. Ended	39 Wks. Ended
	Apr. 24, 2010	Apr. 25, 2009	Apr. 24, 2010	Apr. 25, 2009

Sales	$300,991	$293,474	$919,085	$897,172

Cost of sales	218,578	213,404	669,948	652,569

Gross profit	82,413	80,070	249,137	244,603

Operating and administrative expense	68,759	65,428	207,301	197,688

Depreciation and amortization expense	4,363	3,720	12,396	11,042

Operating income	9,291	10,922	29,440	35,873

Interest expense	(901)	(695)	(2,755)	(2,130)

Interest income	507	497	1,493	1,554

Income before income taxes	8,897	10,724	28,178	35,297

Income taxes	3,692	4,472	11,694	14,722

Net income	$5,205	$6,252	$16,484	$20,575

Net income per share(1):
Class A common stock:
Basic	$.47	$.56	$1.48	$1.86
Diluted	$.39	$.46	$1.22	$1.53

Class B common stock:
Basic	$.30	$.37	$.96	$1.21
Diluted	$.30	$.36	$.96	$1.20

Gross profit as a % of sales	27.4%	27.3%	27.1%	27.3%

Operating and admin. expense as a % of sales	22.8%	22.3%	22.6%	22.0%

(1) Effective July 26, 2009, net income per share amounts for prior periods have been revised to reflect a new accounting standard requiring share-based awards containing non forfeitable rights to dividends be treated as participating securities.